Exhibit 99.2

WIPRO

Applying Thought

Performance of Wipro Limited for Quarter ended December 31, 2012

Suresh Senapaty

Executive Director and Chief Financial Officer January 18, 2013

1 © 2012 WIPRO LTD | WWW.WIPRO.COM

Safe Harbor

This presentation may contain certain “forward looking” statements, which involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These uncertainties have been detailed in the reports filed by Wipro with the Securities and Exchange Commission and these filings are available at www.sec.gov. This presentation also contains references to findings of various reports available in the public domain.

Wipro makes no representation as to their accuracy or that the company subscribes to those findings.

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Financial Summary for the Quarter Ended

December 31, 2012 (IFRS)

Wipro Limited (Consolidated)

For the Qtr.

Sequential Growth

YoY Growth

Particulars

(Rs. Cr)

for the Qtr.

for the Qtr.

Revenue

11,025

3%

10%

Earnings Before Interest & Tax

1,946

5%

13%

Non GAAP Net Income

1,709

7%

17%

Net Income

1,716

7%

18%

Key Segmental Results

Revenue for the

YoY Growth

PBIT for the

YoY Growth

Particulars

Qtr. (Rs . Cr)

for the Qtr.

Qtr. (Rs. Cr)

for the Qtr.

IT Services

8,602

13%

1,792

13%

IT Products

997

11%

24

(50)%

Consumer Care

&

1,028

17%

140

34%

Lighting

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Highlights for the Quarter – IT Services

Revenues at $1,577 Mn, in line with our guidance

Revenues in INR terms grew 13% on a yoy basis ; PBIT also grew by 13% YoY

Operating margins improved by 0.1% over last quarter to 20.8%

Voluntary attrition on a quarter annualized basis dropped 150 basis points to 12.9%

Customer metrics shows further improvement – Top 10 customers grow faster than company average

50 new clients added during the quarter

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IT Services - Revenue Dynamics for Quarter

Ended December 31, 2012

Vertical Distribution % of Revenue

ENU GMT

15.1% 14.3%

RCTG

15.1%

BFSI

26.9%

HLS

9.9%

Mfg - HiTech

18.7%

Geographical Distribution % of Revenue

APAC and Other Emerging Markets

10.7%

Americas

Europe 49.9%

29.6%

India & Middle East

business

Japan 8.8%

1.0%

Vertical

1. Healthcare, Life Sciences & Services grew grew 7.1% sequentially,

2. Retail & Transportation grew by 3.1% sequentially Geographies

1. Europe grew 7.5% sequentially

2. APAC and Other Emerging markets grew 3.4% sequentially

3. India & Middle East grew 3.7% sequentially Service Lines

1. BAS grew 4.7% sequentially

2. TIS grew 4.3% sequentially

3. Analytics grew 12.7% YoY

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IT Services – Deal Wins

Wipro has secured a large R&D Applications and Infrastructure services deal from a Europe-based Telecom Equipment Vendor. IT will be a key enabler in the client’s ongoing business transformation program and this deal was a natural extension of Wipro’s longstanding partnership with the company.

Sears Holdings Corporation, a leading integrated Retailer in the US has extended its agreement with Wipro through a multi-year Business Process Outsourcing contract in the areas of Finance & Accounting, Human Resources and Procurement. Wipro will continue to build on the relationship to deliver results, quality, innovation and flexibility.

Wipro has won a multi-year IT Infrastructure Outsourcing engagement with one of the largest Retailers in Australia. This transformational program, which also involves cloud deployment, will leverage a high degree of automation to improve operational efficiencies. This will help the Retailer improve business agility and enhance the end-user experience.

Wipro has won a multi-year engagement with a large not-for-profit Healthcare Provider in the US to enable the seamless integration of the IT infrastructure of its recently acquired entities. The partnership will help the customer leverage new technologies like cloud, analytics, pervasive computing and mobility to deliver and improve the quality of care.

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Non IT Business Highlights

Wipro Consumer Care and Lighting (WCCL)

1. Consumer Care and Lighting Business continue to see good momentum with Revenue growth of 17% yoy and EBIT growth of 34%, contributed by Top brands of Santoor, Yardley, Enchanteur and Romano

2. In the International businesses, Indonesia grew 26%, China grew 32%, Middle East grew 32% and Vietnam grew 24%.

Wipro Infrastructure Engineering (WIN)

1. Q4 continues to experience a muted environment across geographies. Globally, OEMs are circumspect about building any capacity and are clearly waiting for policy announcements to translate into action on the ground.

2. Long term outlook remains positive given urbanization trend and infrastructure deficit in main emerging economies, and replacement infrastructure in developed economies.

© 2012 WIPRO LTD | WWW.WIPRO.COM

Looking ahead

Looking ahead For the quarter ending March 31, 2013

We expect the Revenue from our IT Services business to be in the range $1,585 million to $1,625 million*

Jun

Jul

May

Aug

Apr

Sep

Mar

2012-13

Oct

Feb

Nov

Jan

Dec

* Guidance is based on the following exchange rates: GBP/USD at 1.61, Euro/USD at 1.31, AUD/USD at 1.04, USD/INR at 54.65

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WIPRO

Applying Thought

Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended December 31, 2012

Particulars Q3’13 Q2’13 Q3’12

Revenue Composition

Global Media & Telecom 14.3% 14.4% 15.4%

Finance Solutions 26.9% 27.0% 27.3%

Manufacturing & Hitech 18.7% 19.0% 19.0%

Healthcare , Life Sciences & Services 9.9% 9.5% 10.0%

Retail & Transportation 15.1% 15.0% 14.9%

Energy, Natural Resources & Utilities 15.1% 15.1% 13.4%

Geography Composition

Americas 49.9% 51.5% 52.5%

Europe 29.6% 28.2% 28.2%

Japan 1.0% 1.1% 1.3%

India & Middle East Business 8.8% 8.6% 9.1%

APAC & Other Emerging Markets 10.7% 10.6% 8.9%

People related

Number of employees 142,905 140,569 136,734

Net Additions 2,336 2,017 5,004

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WIPRO

Applying Thought

Thank You

Suresh Senapaty

Executive Director and CFO

suresh.senapaty@wipro.com

© 2012 WIPRO LTD | WWW.WIPRO.COM